December 15, 2017

TSX: SAM

Starcore Reports Q2 2018 Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (the “Company” ) has filed the results for the second quarter ended October 31, 2017 for the Company and its mining operations in Queretaro, Mexico and toll processing operations in Matehuala, Mexico. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

“We have reported the lowest production and earnings over the last two quarters in the ten years that we have operated San Martin mine.” reported Robert Eadie, President of the Company. “The San Martin mine has gone through a transition period where we experienced a lack of developed ore and capex investment during the change in management and introduction of the CIL plant. Our priorities going forward remain focused on exploration in areas that are open at depth, developing a mine plan that addresses our previous undeveloped ore stopes, and continuing with our strategy to carry out cost efficient mining.”

Financial Highlights for the three-month period ended October 31, 2017 (unaudited):

•	Cash and short-term investments on hand is $5.1 million at October 31, 2017;
•	Gold and silver sales of $6.4 million;
•	Loss of $1.945 million, or $(0.04) per share;
•	EBITDA(1) for the 6 month period ended October 31, 2017 in a loss of $1,146;

The following table contains selected highlights from the Company’s unaudited consolidated statement of operations for the three and six months ended October 31, 2017 and 2016:

(in thousands of Canadian dollars) (Unaudited)	Three Months ended October 31,		Six Months ended October 31,
	2017	2016	2017	2016
Revenues	$ 6,407	$ 7,061	$ 14,502	$ 14,249
Cost of Sales	(7,761)	(5,792)	(16,235)	(11,832)
Earnings (Loss) from mining operations	(1,354)	1,269	(1,733)	2,417
Administrative expenses	(1,311)	(1,230)	(1,831)	(2,087)
Income tax recovery	720	148	1,405	343
Net income (Loss)	$ (1,945)	$ 187	$ (2,159)	$ 673
(i) Income (Loss) per share – basic	(0.04)	0.00	$ (0.04)	$ 0.01
(ii) Income (Loss) per share – diluted	(0.04)	0.00	$ (0.04)	$ 0.01

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Reconciliation of Net income to EBITDA(1)
For the six months ended October 31,	2017	2016
Net income (Loss)	$ (2,159)	$ 673
Income tax recovery	(1,405)	(343)
Interest	-	320
Depreciation and depletion	2,418	2,795
EBITDA	$ (1,146)	$ 3,445
EBITDA MARGIN(2)	(7.90%)	24.18%

(1)	EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.
(2)	EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the three month period ended October 31, 2017:

•	Equivalent gold production of 2,739 ounces;
•	Mine operating cash cost of US$1,457/EqOz;

•         All-in sustaining costs of US$1,558/EqOz;

		Actual Results for
	Unit of measure	3 months ended October 31, 2017	6 months ended October 31, 2017	12 months ended April 30, 2017
Mine Production of Gold in Dore	thousand ounces	2.5	6.2	14.2
Mine Production of Silver in Dore	thousand ounces	14.8	30.0	66.1
Gold equivalent ounces	thousand ounces	2.7	6.6	15.2

Silver to Gold equivalency ratio		75.6	75.3	70.2
Mine Gold grade	grams/tonne	1.56	1.78	1.97
Mine Silver grade	grams/tonne	13.6	13.1	16.1
Mine Gold recovery	percent	80.9%	83.3%	81.5%
Mine Silver recovery	percent	54.0%	52.7%	46.5%
Milled	thousands of tonnes	62.4	132.1	275.1
Mine operating cash cost per tonne milled	US dollars	64	61	53
Mine operating cash cost per equivalent ounce	US dollars	1,457	1,220	969

The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com.

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiaries, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico, and Altiplano Gold Silver, S.A. de C.V., which operates the newly commissioned Altiplano Concentrate Processing Plant located in Matehuala, Mexico. The Company is a public reporting issuer on the Toronto Stock Exchange.

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The Company is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. The Company has interests in properties which are exclusively located in North America.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT

 GARY ARCA

Telephone: (604) 602-4935

Facsimile: 1-604-602-4936

EVAN EADIE

Investor Relations

Telephone: (416) 640-1936

Toll Free: 1-866-602-4935

This news release contains forward-looking statements. These statements may reflect management’s current estimates, beliefs, intentions and expectations; they are not guarantees of future performance. The Company cautions that all forward-looking statements are inherently uncertain and that actual performance may be affected by a number of material factors, many of which are beyond the Company’s control. Accordingly, actual and future events, conditions and results may differ materially from the estimates, beliefs, intentions and expectations expressed or implied in the forward-looking information. The Company undertakes no obligation to publicly update or revise forward-looking information.

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.